Exhibit 12
Earnings To Fixed Charges
BB&T Corporation

	Year Ended December 31,
(Dollars in millions)	2017	2016	2015	2014	2013
Earnings:
Income before income taxes	$3,326	$3,500	$2,917	$3,127	$3,283
Plus:
Fixed charges	921	843	819	843	967
Distributions from equity method investees	3	5	8	9	9
Less:
Capitalized interest	2	3	2	1	—
Income (loss) from equity method investees	(11)	(9)	(3)	—	9
Earnings	4,259	4,354	3,745	3,978	4,250

Less:
Interest on deposits	344	251	233	239	301
Earnings, excluding interest on deposits	$3,915	$4,103	$3,512	$3,739	$3,949

Fixed charges:
Interest expense	$839	$745	$735	$768	$891
Capitalized interest	2	3	2	1	—
Interest portion of rent expense	80	95	82	74	76
Total fixed charges	921	843	819	843	967
Less:
Interest on deposits	344	251	233	239	301
Total fixed charges, excluding interest on deposits	577	592	586	604	666

Dividends/accretion on preferred stock (1)	240	239	203	210	222

Total fixed charges and preferred dividends	$1,161	$1,082	$1,022	$1,053	$1,189

Total fixed charges and preferred dividends, excluding interest on deposits	$817	$831	$789	$814	$888

Earnings to fixed charges:
Including interest on deposits	4.62x	5.16x	4.57x	4.72x	4.40x
Excluding interest on deposits	6.79x	6.93x	5.99x	6.19x	5.93x

Earnings to fixed charges and preferred dividends:
Including interest on deposits	3.67x	4.02x	3.66x	3.78x	3.57x
Excluding interest on deposits	4.79x	4.94x	4.45x	4.59x	4.45x

(1)	Dividends on preferred stock have been grossed up by the effective tax rate for the period.